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EXHIBIT 99.1
                 ITGI'S 1998 THIRD QUARTER YEAR 2000 DISCUSSION.
                 AN EXCERPT FROM ITGI'S 1998 THIRD QUARTER 10-Q.

THE YEAR 2000 ISSUE

    OVERVIEW

    Some computer systems and software products were originally designed to accept only two digit entries in the data code field. As a result, certain computer systems and software packages will not be able to interpret dates beyond December 31, 1999 and thus will interpret dates beginning January 1, 2000 incorrectly. This could potentially result in computer failure or miscalculations, causing operating disruptions, including an inability to process transactions, send invoices or engage in normal business operations. Therefore, companies may have to upgrade or replace computer and software systems in order to comply with the "Year 2000" requirements.

    ITG'S STRATEGY

    The Company is well aware of and is actively addressing the Year 2000 issue and the potential problems that can arise in any computer and software system. Planning and evaluation work began in 1997 including the identification of those systems affected. A "Year 2000 working group" was established to address the Company's Year 2000 issue. The Company has targeted its efforts into three major areas:

        i)   Vendors;
        ii)  Company proprietary products; and
        iii) Clients.

    Vendors - The Company's ability to successfully meet the Year 2000 challenge is in part dependent on its vendors. The Company has contacted its vendors to determine the status of their Year 2000 programs and has created a database recording each vendor's readiness status. The Company is in the process of integrating Year 2000 compliant versions of its vendors' software and hardware with the Company's proprietary products.

    Company Proprietary Products - The Company has evaluated its trading systems and has endeavored to examine all code contained in its internally produced software. Remediation and internal testing of all mission critical systems is scheduled to be completed by the end of 1998. The Company plans to release Year 2000 compliant versions of its products by the beginning of 1999. The Company also intends to participate in the Securities Industry Association's industry-wide testing program in 1999.

    Clients - A letter explaining the Company's Year 2000 strategy was sent to all clients in July of 1998. In addition, clients have been contacted on a project by project basis to ascertain compatibility between the Company's systems and changes made to the clients' systems. In 1999, the Company plans to provide point-to-point-testing opportunities for its clients.

    The Company is in the early stages of establishing a contingency plan to deal with both internal and external failures of critical systems. The contingency plan is intended to address failures of internal systems, client connections, connections to trading destinations, as well as failures of major infrastructure components. The Company intends to have its contingency plan in place by July of 1999 and to update and refine such plan as needed throughout the remainder of 1999.

      RISKS

    The Company currently expects to implement the necessary changes to ensure that its internal operations are Year 2000 compliant prior to December 31, 1999. However, if such changes are not completed in a timely manner, the Year 2000 issue could have a material impact on the Company's operations. The Company does not believe that the costs incurred to ready its systems for the Year 2000 will have a material effect on its financial condition. Total


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costs for the whole project are estimated to be between $2.5 and $3.0 million, which includes the cost of personnel, consultants and software and hardware costs. To date, the Company has spent approximately $1,170,000 on the Year 2000 project.

    The Year 2000 issue, however, can affect all businesses that rely heavily on automated systems. A general failure of computer and communication systems relied upon by the securities industry (such as the systems provided by long distance telephone companies, the exchanges, Nasdaq, the Depository Trust Company and ADP Brokerage Services) would prevent the Company from operating in whole or in part until such systems have been restored. In such case or if the Year 2000 issue adversely affects the Company's customers, this in turn could have a material adverse effect on the Company's trading revenues and collections. Should the Company, third party information vendors, other third party electronic vendors, or the Company's customers fail to adequately address this issue, the Company's business, financial condition and results of operations could be materially adversely affected.


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